Filed by Lumera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Commission File No.: 000-50862
Subject Company: GigOptix, LLC

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation (“Lumera”), GigOptix LLC, Galileo Merger Holdings, Inc., Galileo Merger Holdings, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

Lumera will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUMERA, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Lumera’s stockholders seeking their approval of Lumera’s issuance of shares in the transaction and to members of GigOptix LLC. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Lumera with the SEC at the SEC’s web site at www.sec.gov. Free copies of Lumera’s SEC filings are available on Lumera’s web site at www.lumera.com and also may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

Lumera and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Lumera’s stockholders with respect to the proposed transaction. Information regarding Lumera’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 17, 2008, as amended by Form 10-K/A filed with the SEC on March 27, 2008. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

Final Transcript Conference Call Transcript LMRA - LUMERA CORP Merger Announcement Event Date/Time: Mar. 28. 2008 / 7:00AM PT

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Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

CORPORATE PARTICIPANTS

Helene Jaillet
Lumera Corporation - Director, IR and Corporate Communications

Joe Vallner
Lumera Corporation - Interim CEO

Peter Biere
Lumera Corporation - SVP, CFO and Treasurer

CONFERENCE CALL PARTICIPANTS

Pat Galvin
Analyst

Charles Parsons
Parsons Asset Management - Analyst

Matt Mason
Tolson Investment Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Lumera Corp. Merger Announcement Conference Call.

(OPERATOR INSTRUCTIONS)

Operator

I would now like to turn the presentation over to your host for today's call, Ms. Helene Jaillet, Director of Investor Relations and Corporate Communications. Please proceed, ma'am.

Helene Jaillet - Lumera Corporation - Director, IR and Corporate Communications

Thank you and good morning and welcome to Lumera Corporation's conference call to discuss the proposed merger announced yesterday between Lumera and GigOptix LLC. This follows our news release, which was issued at 4.30 p.m. Eastern Time yesterday, March 27, 2008. Again, my name is Helene Jaillet and I'm Director of Investor Relations and Corporate Communications at Lumera.

After I make some brief housekeeping remarks, you'll hear from Dr. Joe Vallner, Interim CEO of Lumera. Also on the call available to answer questions, but not making prepared remarks, are Peter Biere, Senior Vice President and Chief Financial Officer and Treasurer of Lumera, and Dr. Raluca Dinu, Vice President of the Electro-Optic business unit.

Now, a few comments before we begin. Please remember, as always, that elements of this presentation are forward looking and are based on our best view of the world and our business as we see them today. It is no guarantee of our future performance. The forward-looking elements discussed in this conference call can change as the world changes and we would ask that you interpret our comments in that light and as more explicitly stated both in the current press release and in the risk assessment section of our Annual Report on Form 10-K and other filings with the SEC that are posted on our website.

Additionally, I'd also like to remind you that this conference is being broadcast via the internet and it is available on the Investor Relations section of our website at www.lumera.com. The conference call is being recorded and it will be available for replay on our website. The prepared remarks made are also copyrighted and cannot be reproduced without the permission of Lumera Corporation. At the end of the prepared remarks, we will have time for some questions and answers.

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Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

And, now, I'll turn the call over to Dr. Joe Vallner.

Joe Vallner - Lumera Corporation - Interim CEO

Thank you, Helene. The announcement yesterday of the proposed merger of Lumera and GigOptix is the culmination of the Lumera Board of Directors' strategic review of our positioning in both the electro-optic and life science tools marketplaces, the risks, our capabilities and the resources available to see both business units through to profitability. Our review led us to conclude that we must focus on our resources on the business segment that we believe has the greatest probability to optimize shareholder value, namely that's Lumera's electo-optics business.

Accordingly, the Board made a tough decision to stop investing in our life science tools business. I'd like to elaborate bit on this decision and how it evolved.

Since establishing Plexera in the summer of 2007, we've been trying to find strategic alternatives, including a partner or investor as well as looking for traditional funding sources necessary to take Plexera to profitability. This search has been without success.

However, Plexera has made substantial progress since its inception. Yet, though our instrument is showing promise, it is has taken us longer to get to this point than we anticipated and we still face some technical hurdles before our first commercial sale can be realized.

As recently as our last call, we said we believed that once launched, we could sell a handful of instruments this year. The market launch is not only dependent upon our solving the technical issues, but also in proving that our instrument addresses customers' needs. So, customer acceptance is yet another risk that at least impacts revenue timing.

We estimated that for 2008, Plexera requires $6 million to $8 million to complete and launch the instrument and at least that amount to 2009 to further develop high content arrays, which ultimately drive Plexera's long-term value.

So, faced with the uncertainty of the burn rate and the uncertainty of Plexera revenue, the Board had to look at Plexera's impact on the electro-optics business. That impact was quite simply that Plexera was affecting how fast the EO business could grow. Accordingly, the Board made a very difficult decision to cease investing in Plexera immediately. This will allow maximization -- or minimization of cash expenses, while we seek to realize value from Plexera's assets and intellectual property and to redeploy resources to continue the growth of our electro-optics business.

Now, I'd like to comment on how the proposed merger with GigOptix came about and why we're excited about the synergies and opportunities this will bring our shareholders.

As we mentioned earlier this month, we're working on getting our modulators through the Telcordia testing process. We're pretty far along with this important step. And while not yet complete, we're confident about the success of this process.

Next, we needed to convince optical network and system designers to use our innovative polymer platform. We've been working for a year to gain acceptance of this technology. And while passing Telcordia gets us that much closer to our objectives, there is uncertainty that this strategy alone would translate into near term meaningful product revenues.

As announced, we'll have our best year ever in government contract awards, which we believe can result in significant commercial revenue opportunities. Yet, we don't have much control over the timing of those possibilities.

To address the need for more rapid revenue growth and broader market reach, our strategy is to move up the value chain into producing optical modules. To that end, we began discussions with an obvious platform partner, GigOptix, about combining our modulators with their drivers, receivers and electronic engines.

GigOptix has a strong management team leading innovative product development, showing product revenue success in markets that are also critical to Lumera. So, it quickly became clear to the Board and to both companies that our strategic roadmaps were very complementary. Merging the two companies together not only brings balance to the revenue stream right away, their product revenue with our government contracts, but it also creates product integration opportunities that expand our growth opportunities and market reach.

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Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

In addition to the technology and product benefits we see from the proposed merger, we also recognized that GigOptix's CEO, Dr. Avi Katz, was just the type of leader Lumera has been looking for over the last eight months. What Avi and his team have accomplished in less than one year at GigOptix further solidified our view on the benefits of combining the two companies.

This industry is undergoing consolidation in the high-speed communication space. The combined company is in a strong position to accelerate its plan to bring a highly-attractive portfolio of integrated optical communications products to its customers. Dr. Avi Katz will be the new company's CEO, unfortunately could not be on this call, but you will be hearing more from him as the merger process evolves about the future of the combined companies.

So, with that -- with those prepared remarks, we'd like to take some questions.

 QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Your first question comes from the line of [Pat Galvin]. Please proceed.

Pat Galvin Analyst

Yes, sir. I'd like to know how many employees the new company will have? And if you're going to lay off the Plexera people? And how that will affect our finances as far as severance is concerned? And are we still going to make the April 22nd debut for the biosensor?

Joe Vallner - Lumera Corporation - Interim CEO

Peter, I'm going to let you handle the financial aspects of that question, please?

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

Okay. The combined company, once we get done with our cost-cutting measures will have approximately 80 to 85 people.

The answer on Plexera is, yes, we are in fact laying off the entire work force. The burn rate effect of shutting Plexera is that we'll spend less cash in the second quarter than we would operating it, so the -- in other words, the net shutdown costs will be less than operation on an ongoing quarterly basis.

And with the shutdown comes a different approach. We're going to try and find someone interested in buying the assets. And, so, you can expect that there will not be a launch of the Proteomic processor as previously announced.

Did I answer your question, Pat?

Pat Galvin Analyst

Yes. Thank you.

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

You're welcome.

Pat Galvin Analyst

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Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

You guys are doing a good job. I appreciate it.

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

Thank you.

Operator

Due to time restraints, we have time for one further question. I would like to take the question from the line of [Charles Parsons] with Parsons Asset Management. Please proceed.

Charles Parsons - Parsons Asset Management - Analyst

Do you people -- does the new company expect to be profitable either this year or next?

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

Charles, so, pardon me just a second. It's early here. So, first of all, GigOptix, being a private company, has not been in a position to expose or disclose its financial condition. One thing that you will see as we march through the next quarter, our regulatory filings are going to include pro forma information on both GigOptix and of course, you know what Lumera's history has been and we'll lay out what the combined company could like. Not on a forecast basis, but at least combined under the current financials.

And the one thing I can say without making a prediction about profitability is that the combined company's burn rate is much less overall than current Lumera. And that we expect the combined company to be at cash flow breakeven much quicker than we could have been as a standalone basis. So, to the extent that's a forecast, we think this has better implications for overall cash flow.

Charles Parsons - Parsons Asset Management - Analyst

Thank you.

Operator

We do have time for one further question. That question comes from the line of [Matt Mason] with [Tolson Investment Company]. Please proceed.

Matt Mason - Tolson Investment Company - Analyst

Hi, guys.

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

Good morning, Matt.

Matt Mason - Tolson Investment Company - Analyst

Can you elaborate at this point in time, GigOptix cash position and what type of value we're getting from their balance sheet combined with Lumera?

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Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

Matt, I can't at this point. One thing that I can say is when the combination occurs, the balance sheet will not have any debt on it. So, GigOptix is coming with being debt free. And, of course, it's a merger of equals.

What GigOptix brings is a strong and pretty quickly growing product revenue stream that's highly profitable. You'll see better gross margins from them than you do for example in our government contracts. For the full year of 2008, you'll see a pretty nicely balanced revenue stream between government and product revenue, a little stronger probably on products.

The biggest thing is probably the addressable market that the two companies can bring together. First of all, we think the modulator business looks like about a $200,000 or $250,000 -- or $250 million, excuse me, addressable market. And, of course, the polymer platform being new and not currently adopted anywhere, we have acceptance challenges, which we're meeting, but that means it's going to take us awhile on our own to penetrate that market. And it's relatively small.

The addressable market right now for receivers and drivers is something like $300 million estimated for 2008 and that grows to, say, $750 million over the next five years. So, combined, without allowing for a whole lot of growth on the modulator side, which we should see, you've got a combined market potential of over $1 billion and that's just with the modulators, drivers and receivers, separately. When the company begins to integrate its products and move up the value chain and offer optical modules and eventually transceivers and then other products aimed at other optical communication areas, for example, consumer products is one area that we think has some promise, you'll see a whole a whole another addressable market come to the table.

So, what we felt is that the combined company had much bigger markets immediately and while that was our similar strategic roadmap, it helps us pull in a year to a year and a half, it'll make it easier for us to get acceptance. A lot of the customers that GigOptix has now are the same people that we're talking to that are interested in adoption. And, so, being a one-stop shop with an integrated approach to ultrahigh-speed optical communication, we feel is very, very attractive. So, that's -- the synergies I would say are the primary benefit -- some immediate, some intermediate.

Matt Mason - Tolson Investment Company - Analyst

Okay. As a follow-up to that, if -- I guess, my question could be a little bit more elaborate -- if you have $15 million in cash and they have zero, are we looking at an equity raise when the combined companies in the third quarter come together?

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

Well, I think, first of all, you need to just let me do -- let us do some of the integration planning and work over the coming quarter. I can't disclose what our balance sheets are going to look like when we get there, but the proxy materials will be a little more open about that. And we have avenues, I can't promise whether we're going to raise cash or not. I have avenues to do that efficiently. And, suffice to say, we're focused on putting the platform together that has the strength and can build shareholder value quickly.

Matt Mason - Tolson Investment Company - Analyst

Okay. One last thing. On the Plexera side, do you have a valuation on the books? Or a valuation that you are hoping to get in the sale for the company?

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

No.

Matt Mason - Tolson Investment Company - Analyst

A range?

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Final Transcript
Mar. 28. 2008 / 7:00AM PT, LMRA - LUMERA CORP Merger Announcement

Peter Biere - Lumera Corporation - SVP, CFO and Treasurer

I think, no. And I think, it's fair to say we've been very focused on trying to look at different opportunities, as Joe mentioned, partnering, potential sale of the business or even conventional financing, private financing, so forth on Plexera. And so, the markets are tough. We don't know what the valuation is going to be and I think the Board's decision really has to stand on its own to look at the certainty of how much cash we're going to have to put in it and the uncertainty about how it's going to grow and that kind of decision was just made on its own merits.

Matt Mason - Tolson Investment Company - Analyst

Okay. Thank you, guys.

Joe Vallner - Lumera Corporation - Interim CEO

Thank you.

Operator

I would now like to turn the call back over to management for closing remarks.

Helene Jaillet - Lumera Corporation - Director, IR and Corporate Communications

Thank you very much for joining us this morning and you'll be hearing more about the merger as the process evolves. Thank you and good morning.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect and have a good day.

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